Jack Henry & Associates, Inc.
663 Highway 60
PO Box 807
Monett, Missouri 65708

April 2, 2008

Via EDGAR

Mr. Mark P. Shuman
Branch Chief - Legal
Mail Stop 4561
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Jack Henry & Associates, Inc. (File No. 000-14112)
Form 10-K for the Fiscal Year Ended June 30, 2007

Dear Mr. Shuman,

We are in receipt of your letter dated March 24, 2008 concerning Jack Henry & Associates, Inc. (the "Company" or "Jack Henry"). Set forth below are our responses to your comments and requests. The captions and comments from your letter have been reproduced, and our responses follow each.

Form 10-K for the Year Ended June 30, 2007

Item 9A. Controls and Procedures
1.

You disclose that your CEO and CFO concluded that your disclosure controls and procedures are "effective in timely alerting them to material information relating to the Company required to be included in [y]our period SEC filings." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15. In future reports, please ensure conclusions concerning the effectiveness of disclosure controls and procedures are expressed in a manner that conforms to the scope of disclosure controls and procedures, as expressed in the referenced regulation. This comment also applies to your Forms 10-Q for the interim periods ended September 30, 2007 and December 31, 2007.

The effectiveness conclusions of the CEO and CFO that were made in the described filings were made with respect to the Company's "disclosure controls and procedures" as defined in Rule 13a-15. The Company acknowledges the comment and agrees to revise its disclosures in future filings as requested by the Staff. As we understand the request, we intend to modify our disclosure in Item 9A of our future 10-K filings, and in Part I, Item 4 of our future 10-Q filings, to include disclosure that our CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We will also confirm that for this purpose disclosure controls and procedures include controls and procedures designed to ensure that information that is required to be disclosed under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A, filed September 28, 2007
2.

We refer to the discussion of your related party transactions with each of Central Bank and First Future Credit Union during fiscal year 2007. Your disclosure does not appear to address how the terms of these two related party transactions compare to the terms the company offers to its unaffiliated customers. See Item 404(a)(6) of Regulation S-K. Tell us in your response letter whether your arrangements with Central Bank and First Future Credit Union were on terms that were no less favorable to the company than arrangements with other, unaffiliated customers. Alternatively, explain why you believe such information is not material to investors in light of the circumstances of the particular transactions.

We have concluded that the related party transactions with each of Central Bank and First Future Credit Union during fiscal year 2007 were on terms that were no less favorable to the Company than arrangements with other, unaffiliated customers. In our future proxy statements we intend to specifically disclose this conclusion.

*********

The Company acknowledges that:

*	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
*	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is fully responsive to your comments. Please contact the undersigned at (417) 235-6652 if you have any further questions or comments.

Sincerely,

/s/ Kevin D. Williams

Kevin D. Williams
Chief Financial Officer
Cc:	Jack Prim, Chief Executive Officer
Robert Schendel, General Counsel